082-04421



The Grandich Letter

A periodical of Grandich Publications, LLC. • May 10, 2007

EASTMAIN RESOURCES INC: Batter Up, Play Ball!

Management

Donald J. Robinson,
President, CEO

James Bezeau,
CFO

Catherine I. Butella,
Exploration Manager

Jay Goldman,
Corporate Secretary

Ian Bryans,
Director, Audit Commitee

John A. Hansuld,
Director, Audit Commitee

Richard W. Hutchinson,
Director

William L. Koyle,
Director, Audit Commitee

Neil Hillhouse,
Special Advisor

Jacques Bonneau,
Special Advisor

Frank R. Kendle,
Data Specialist

Michael J. Perkins,
Project Manager

Chad C. Steward,
Investor Communications

I've been in and around the junior resource market since 1987. During that time, no company I have ever been involved with has been more diligent and methodical in developing its exploration targets than Eastmain Resources. While this type of work doesn't drive speculators to your stock, I believe it has set up ER for one of the most promising explorations programs I've ever been fortunate to be a part of. A couple of years ago, I urged readers to hire a geologist to appreciate the potential of a company called Crosshair Exploration. It was a penny stock at the time. The company saw a nearly ten-fold increase and I believe has demonstrated it possesses some of the best uranium targets in the world today. I now urge readers to hire a geologist again, this time for Eastmain Resources. Only a professional can fully appreciate the work and detail that has gone into ER to this point and the upside potential that lies ahead.


EASTMAIN

Eastmain Resources Inc.

*36 Toronto Street,
Suite 1000
Toronto, Ontario
Canada
M5C 2C5*

*Tel: 519-940-4870
Fax: 519-940-4871*

*Email:info@eastmain.com
www.Eastmain.com*

TSX:	ER
Current Price:	$ .80 Cdn

Share Structure:
as of March 3, 2007

	Shares Issued (Millions)
Basic	67.4
Fully Diluted	78.0

dee 6/14

Eastmain Resources Inc. is a junior explorer focusing on discovery of gold and base metals in the heart of the Canadian Shield – one of the planet's most productive metal-rich landscapes.

Eastmain owns two gold deposits and has a strong portfolio of highly prospective properties in Ontario and Québec. Both Provinces fall within the Fraser Institute's "World's Top-10" category for mineral potential and encouragement of exploration investment. They are also the top-two rated jurisdictions in Canada for geological information databases.

Not only is Eastmain well-established in two of the country's best locations for world-class discovery, but its shareholders are the beneficiaries of a renewed strategic alliance and joint venture with Goldcorp Inc. – one of the world's most profitable and successful producing gold companies. In April of 2006, Goldcorp not only topped up its treasury with $3.4 Million in cash, it also contributed a healthy slice of the Éléonore mine property to Eastmain's Azimut C option, to form the Éléonore South joint venture. Time will tell just how valuable this arrangement will be to Eastmain shareholders, however early-stage exploration data indicates that gold occurs not only on the original option property, but also on the claims contributed to the joint venture by Goldcorp.





Top: Clearwater base camp. Bottom: Hydro Quebec's EM-1 dam 2006.

In November of 2006, Eastmain marked its 10-year-listing anniversary on the Toronto Stock Exchange (TSX). In 10 years the Corporation has raised approximately $30 million and formed partnerships with some of the largest and most successful base metal and gold producers in the world. Companies like Barrick, BHP Billiton, Goldcorp, Newmont, and Xstrata (among others)

have endorsed Eastmain's management team and its exploration activities through joint venture and equity placement. Over the past year 41 million shares have changed hands, providing good liquidity, with an increase in the average share price. During its 10-year tenure, management has acquired 100% of the Eau Claire Gold deposit, and increased the gold resource at Eau Claire for less than the price of a good cappuccino, acquired a second gold deposit and attained projects on the doorstep of one of the nation's newest gold discoveries.



Eau Claire gold deposit – 450 West Zone, Bulk sample site.

In February 2007, Eastmain increased its Measured and Indicated gold resource base by 80% with the acquisition of the Eastmain Gold Mine, at C$16 per resource ounce. The Company's gold resources have grown to 565,000 ounces Measured and Indicated and 680,000 ounces Inferred. Both the Eau Claire and Eastmain Mine deposits are open, with excellent discovery potential for additional ounces. Management is of the opinion that both gold deposits *can* be mined in the future. Having two properties with production potential separates Eastmain from its competitors. These projects provide their shareholders with tangible leverage to a rising gold price, while projects like Éléonore South represent a ticket to blue-sky opportunity in an emerging mining camp.

Eastmain has also maintained its Joint Venture with Xstrata Copper Canada Inc. (formerly Falconbridge). This project covers the western portion of the Abitibi Greenstone Belt – a group of rocks responsible for over $120 Billion in metal production. The 2007 exploration program will include drilling of five priority targets including a wide nickel-copper mineralized system coincident with an airborne MegaTEM anomaly.

Eastmain – Goldcorp renew Strategic Alliance

To minimize exploration risk to shareholders in its quest for new gold mining opportunities, Goldcorp has established strategic interests in selected mining and exploration companies. In June 2006, Goldcorp renewed its Strategic Alliance with Eastmain for gold exploration in Québec for a second five-year term. Simultaneously, **Goldcorp became the largest shareholder of Eastmain** (6.5 million shares or 9.95% interest) and, under the terms of the alliance, Goldcorp has agreed not to dispose of its shares in Eastmain for a period of five years.



Sizing-up the Eau Claire gold deposit.

Roberto

The Éléonore project is host to the Roberto gold deposit, a major new discovery located in James Bay, Québec. Goldcorp Inc. was quick off the mark to purchase the project prior to any resource estimate. Goldcorp acquired the Éléonore project in exchange for 19.3 million common shares and a 2% sliding scale Net Smelter Return Royalty. The transaction, based on Goldcorp's 5-day average share price of $20.63, had a value of US$405 Million (>$500 Million at today's prices). The project is on the fast track to development. With production expected within the next three years, the James Bay frontier region is quickly converting into Québec's newest mining district.

In March 2007, Goldcorp reported that in-fill drilling at Éléonore continues and a resource update is expected by the end of the second quarter of this year. A scoping study is underway to determine the best method of mining operation, which is predicted to be a combined open pit and underground scenario. Goldcorp is drill testing the deposit below 1,000 meters vertical depth. If successful, this will significantly increase the size and potential of the multi-million-ounce Roberto gold deposit.

The discovery and subsequent acquisition of the Roberto gold deposit has confirmed that near-term mining is expected to be a reality in the Eastmain\Opinaca district of James Bay, Québec. Eastmain's 12 projects in the district will benefit from new infrastructure resulting from the development of Roberto in the west and the Ashton/ SOQUEM diamond fields in the eastern part of the belt.

Does Roberto have a sister?

In 2005, Eastmain outlined a **large gold soil geochemical anomaly** on its Azimut C JV property option, a project that bordered Goldcorp's Éléonore claims to the south. The geochemical anomaly appeared to straddle the boundary between the two projects. Geological mapping and prospecting also confirmed that Roberto deposit "mine geology" continued onto the Azimut C property.

In January of 2006, Eastmain management, knowing Goldcorp crews would be busy

upgrading the Roberto deposit, approached Goldcorp about the prospects of Eastmain exploring the southern part of Goldcorp's property. Consequently, in April 2006, Eastmain, Goldcorp and Azimut formed a three-way joint venture by combining 65 km^2 of the Éléonore mine property with 87 km^2 of the Azimut C property to form Éléonore South. Eastmain has the option to earn its one-third interest by completing $4 million in exploration over four years. Eastmain may choose to further increase its ownership to 40% by completing a feasibility study. Eastmain is project operator.

Exploration work completed in 2006 indicates that Roberto may indeed have a sister at Éléonore South. The program consisting of target definition surveys in search of a Roberto-type gold deposit was successful in delineating a number of geophysical, geological and geochemical targets. Detailed soil geochemical surveys completed over the "gold corridor" detected in 2005, confirmed a strong 10-kilometer-long, gold-arsenic-antimony anomaly across the north-central part of the Éléonore South property. This geochemical signature contains the same trace elements found in the alteration envelope to the Roberto gold deposit. In fact, the soils at Éléonore South contain these elements in higher threshold values than the soils covering Roberto. The Roberto deposit has a surface expression of approximately one NFL football field in length (100 meters) and the remainder is hidden beneath the reservoir and/or glacial cover. **At Éléonore South the multi-element Au-As-Sb-B anomaly has been traced across the property a distance equivalent to the length of 1,000 football fields aligned end-to-end.**

Geological mapping of the main gold corridor at Éléonore South has uncovered deposit-associated alteration in Roberto-type sedimentary rocks. Other mine horizon rock units, including a Timiskaming-type conglomerate, have also been recognized on the Éléonore South property.

In October 2006, Eastmain mobilized the Belham Superhoe to the Éléonore South property to begin trenching across priority rock and soil anomalies. This is the same piece of machinery that exposed the Roberto deposit in September of 2004. The Superhoe operator had the ability to recognize rocks that were visually similar to those found at Roberto and was an asset to Eastmain's exploration team. Trench 1E at



Weekly service flights to Eau Claire and Eleonore South base camps.

Éléonore South exposed the JT Target, a 40-meter wide section of Roberto-style sediments containing disseminated arsenopyrite and pyrrhotite. Grab samples from trench 1E assayed up to 12.95 g/t Au and the first channel sample assayed 1.49 g/t Au across 16.0 meters. These results are very comparable to early exploration results at Éléonore, prior to the discovery of Roberto. The grade x thickness calculation from the JT Target (1.49 x 16 = 23.8 gram meters Au) is comparable to gram-meter gold calculations for mineralized rock enveloping Roberto gold ores.

In summary, the score sheet for Éléonore vs. Éléonore South is remarkably even. Both projects exhibit similar rock geology, alteration minerals, and sulphide assemblages. The initial target areas are similar in size, with the target zone at Éléonore being 8.2 kilometers and that at Éléonore South being 10 kilometers. Soils over Roberto contain up to 0.6 g/t gold while those at Éléonore South contain up to 0.9 g/t gold. Rock data from initial trenching at Éléonore, in a area about 400 northeast of the Roberto deposit, returned a grab sample of 10.25 g/t gold within a channel with average grades of 0.81 g/t over 37 meters. Initial trenching of the JT target returned grab samples up to 12.95 g/t gold within a channel averaging 1.49 g/t over 16 meters. Even the timing of the work program is remarkably similar. Virginia began its first drill campaign in its third year at Éléonore. Eastmain plans to drill in the fall of 2007, its third year at Éléonore South. Does Roberto have a sister? It's still early days, but Eastmain's management team is hopeful the answer will be yes.

2007 Exploration Program

A $1.5-million exploration program has been designated for the Éléonore South JV project. A 200-kilometer induced polarization ("IP") survey began in March 2007. The IP program was designed to search for associated sulphide minerals (arsenopyrite, pyrrhotite etc.) that occur with gold at Roberto. The IP survey also has the capability of detecting associated hydrothermal rock alteration, which often accompanies gold deposition, is more widespread, forming an envelope to the ore horizon, and presents a larger exploration target than the actual ore zone.

Belham's Superhoe is scheduled to return to Éléonore South after break-up in June to begin a two- to three-month trenching program across the main gold corridor. This is one of the most effective exploration tools available in the search for ore deposits. Eastmain's Eau Claire and Goldcorp's Roberto gold deposits were both discovered by trenching.

Diamond drilling is scheduled for late August to early September 2007 at Éléonore South. This program will test the third dimension below trenching at each priority zone, including the JT Target. It will also test geochemical and geophysical anomalies that are too deep to be evaluated by trenching. Each and every gold-arsenic-antimony "hotspot"

on the Éléonore South JV will be evaluated by trenching and/or drilling, which should make 2007 a pivotal year for the Éléonore South JV and for Eastmain Resources Inc.

Advanced Exploration – Eau Claire gold deposit

Eastmain owns 100% of the Eau Claire gold deposit, which is located just north of the Eastmain River in James Bay, Québec. Now only two kilometers from a road, infrastructure provided by Hydro Québec, (power and road access) has improved the economics of this discovery considerably. Although there is still significant potential for finding additional ounces at Eau Claire, this project has graduated to an advanced exploration status. Eastmain now needs to determine if Eau Claire can be mined at a profit. In order to do this, Eastmain has submitted a permit application to the Minister of the Environment in Québec for completion of a 10,000 tonne bulk sample. The purpose of the bulk sample is to determine the mining and milling characteristics of the gold deposit and its mill-head grade. The drill-indicated grade is 10 grams per tonne, however, closely-spaced surface sampling has determined a composite grade of 23.5 grams gold per tonne or 0.70 ounces per ton. At today's metal prices that's Cdn$500 rock! The Eau Claire deposit is one of the assets that separates Eastmain Resources Inc. from most other junior explorers. Most exploration projects never reach the discovery stage, let alone have the potential to become a mine.

In 2006, drilling at Eau Claire intersected high-grade, gold-bearing, quartz-tourmaline veins at a vertical depth of 880 meters – demonstrating that a major gold system cuts through the area. The program resulted in a positive net increase in the size of the inferred gold resource (a new resource calculation has not yet been published). The gold deposit currently has an indicated resource of one million tonnes of rock grading 9.5 g/t gold, containing 310,000 ounces of gold. Below 300 meters depth there is another 680,000 ounces of inferred resources within three million tonnes of rock grading 6.9 g/t gold (2005 resource calculation).

The Eau Claire gold deposit provides Eastmain's shareholders with significant leverage to gold price. Eastmain's 2007 exploration program will include a definition drill program and a preliminary economic assessment of the open pit potential at Eau Claire. Current resource estimates indicate that there are 1,000 ounces of gold per vertical meter at Eau Claire. The Company needs to determine if these ounces can be extracted at a profit and whether the deposit grade has been under-estimated.

Eastmain Gold Mine – advanced project #2

In February 2007, Eastmain purchased the Eastmain Gold Mine for the equivalent of C$16 per ounce of gold. The future of this project offers significant exploration upside through discovery and added intrinsic value through a rising gold price. The most

significant factor affecting the profitability of the project is an access road. There is a favorable consensus between government, industry and the First Nations that a road will be constructed in the foreseeable future.

The Eastmain Gold Mine was discovered by Placer Development (Placer Dome, now Goldcorp) in 1970. At Eastmain Mine, 911,000 short tons of rock contain 255,750 ounces of gold in a measured and indicated resource (Campbell Resources Inc. AR, 2004). The deposit includes underground development on two levels with ramp access and a twenty-year mining lease. Surface facilities include a permanent camp and a functioning air strip.

Measured and indicated gold resources at the Eastmain Mine deposit have a Net Smelter Return (NSR) value of $C100 Million at current metal prices, based on previous exploitation costs, including mining, milling and transportation. Using preliminary estimates based on similar cost factors at today's prices, the combined assets of the Eau Claire and Eastmain Mine gold deposits would double the positive impact on Eastmain Resources. As the price of gold increases by $US100 the net asset value (NAV) of Eastmain Resources Inc. increases by US$50 Million.

Bottomline

The best place to explore for a mine is beneath or beside an existing deposit. Eastmain's exploration focus will center on the Eastmain\Éléonore district where they will continue to explore along known gold-bearing horizons at Eau Claire and the Eastmain Mine and within the gold corridor at Éléonore South. With an exploration budget of $3.5 million in 2007, Eastmain prospects have never been better.


Québec
Ontario
N.B.
= Eastmain Project
= Existing Deposit

Grandich Publications LLC

Grandich Publications, LLC.
P.O. Box 243 • Perrineville, NJ 08535
www.Grandich.com
phone • 732-642-3992
email • Peter@Grandich.com

Grandich Publications, Inc. provides research, analysis, and investor relation services for certain of the companies featured in the articles appearing in its publications (each a "Featured Company"). Featured Companies may pay fees to Grandich Publications, Inc. that may include securities-based compensation that would appreciate if the company's stock price rises. Accordingly, there is an inherent conflict of interest involved that may influence our perspective and provide an incentive for publishing favorable information with regard to a Featured Company.

Grandich Publications has been given the right to exercise stock options. A complete list of options and share price (in Canadian dollars) is listed below. Furthermore, most companies have entered into agreements to pay Grandich Publications a monthly fee. The fee is listed below in U.S. dollars.

Company	Options in Cdn $	Monthly Fee in US $
ER	100,000 @ $ .52	$1500
	100,000 @ $ .65	

The material herein is for informational purposes only and is not intended to, and does not constitute the rendering of investment advice or the solicitation or an offer to buy securities.

The foregoing discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plan," "confident that," "believe," "scheduled," "expect," or "intend to," and similar conditional expressions are intended to identify forward-looking statements subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements. Such risks and uncertainties include, but are not limited to, future events and the financial performance of the Company which are inherently uncertain and actual events and/or results may differ materially.

This report may refer to "measured, indicated and/or inferred mineral resources", which do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever achieve the status of "ore reserves". A Preliminary Assessment is based on inferred resources that are geologically speculative, and as a result, there is no certainty that the economic considerations or results will be realized.

Third party statements contained herein and information contained in any source cited herein are not endorsed by or adopted by Grandich Publications, LLC, nor has their accuracy been verified by Grandich Publications, LLC.

END